ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

August 24, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re: ICON plc – Form 20-F for the Fiscal Year Ended December 31, 2011

Dear Mr. Rosenberg:

ICON plc (the “Company”) is in receipt of your letter dated August 16, 2012 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2011 (File no. 333-08704) filed by the Company with the Commission (the “Annual Statement”) on March 2, 2012.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 20-F and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 20-F or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.  Unless otherwise indicated, all references to page numbers in the Company’s responses below refer to page numbers in the Annual Statement, a copy of which was previously filed with the Commission.

Item 5. Operating Financial Review and Prospects

Overview, page 26

1. Please provide us proposed disclosure to be included in future periodic reports that includes the cancellations for the periods presented. If you determine that project cancellations and delays for the periods presented are immaterial to your results of operations and cash flows, please indicate such in your proposed disclosure.

RESPONSE:

The Company proposes to include the following revised disclosure in future filings:

The Company’s results of operations and cash flows are not materially impacted by project cancellations or delays.  The Company conducted and earned revenues on over 3,500 studies during the year ended December 31, 2011.  Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrolment or investigator recruitment.   In the event of termination the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract. Consequently, the Company’s results of operations and cash flows are not materially impacted by project cancellations or delays.

2. You disclose on page 106 that income (loss) from operations in Ireland decreased from $54.1 million in 2009 to $36.6 million in 2010 to ($34.7) million in 2011. You also disclose on page 105 that over this same period, revenues in Ireland decreased from $151.6 million in 2009 to $128.8 million in 2010 to $88.9 million in 2011. Please provide us proposed revised disclosure to be included in future periodic reports that separately quantifies and discusses the decreases in revenues and income from operations in Ireland. Please see Item 303(a) of Regulation S-K.

RESPONSE:

The Company’s business involves the management and conduct of global clinical trials and related activities for pharmaceutical and biotechnology companies.  Individual clinical trials are generally negotiated centrally between the Company and the respective client and performed at the Company’s various sites throughout the world, based upon the scope of the individual trial.  The scope of the individual trial is determined by the client who will determine, amongst others, the number of patients they wish to recruit for the study and the countries and individual locations at which they wish the study to be performed.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company’s global transfer pricing model.  Revenues and income from operations in Ireland are a function of this transfer pricing model.  In times of increased investment by individual entities, a greater portion of the Company’s revenue is used to support the revenue of the various entities across the world, thereby leading to reduced revenues and income from operations in Ireland. The Company has entered a number of strategic relationships with sponsors and expanded operations in certain territories in recent years, requiring significant upfront investment.  This has lead to a reduction in revenue and income from operations in Ireland over the period of this investment.

The Company proposes to include the following additional disclosures in future filings:

Net revenue in Ireland decreased from $128.9 million for the year ended December 31, 2010 to $88.9 million for the year ended December 31, 2011. Net revenue in Ireland is a function of the Company’s global transfer pricing model. Upfront investment by various group entities in personnel and related infrastructure to support new strategic partnerships and the expansion into new territories has resulted in a greater portion of the Company’s net revenue being used to support these entities and a corresponding reduction in net revenue in Ireland.

Income/(loss) from operations  in Ireland decreased from income of $36.6 million for the year ended December 31, 2010 to a loss of $33.1 million for the year ended December 31, 2011. This decrease in income/(loss) from operations is principally due to the reduction in net revenue in Ireland during the period together with an increase in personnel and related infrastructure costs to support the Company’s growth.

Liquidity and Capital Resources, page 31

3. You indicate that the most significant influence on your operating cash flow is revenue outstanding. You also indicate that the number of days revenue outstanding at December 31, 2011 was 47 days compared to 37 days at December 31, 2010. Please provide us proposed revised disclosure to be included in future periodic reports that discusses the reasons for the increase and the expected effects of the increase and any expected further increases on future results of operations and financial position.

RESPONSE:

Revenue consists primarily of fees earned under contracts with third-party clients. Revenue from contracts is recognized as contractual obligations are performed.  Fees under many of the Company’s contracts however are payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones" (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms and conditions of individual contracts. Cash received therefore is generally not representative of revenue earned.

Revenue outstanding comprises accounts receivable and unbilled revenue, less payments on account.  The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study’s duration for many reasons including, but not limited to, the scheduling of contractual milestones over a study or trial duration, the achievement of a contractual milestone in a particular period or the timing of cash receipts from customers.  The Company earned revenues from over 3,500 studies during the year ended December 31, 2011. The number of days revenue outstanding at December 31, 2011 and December 31, 2010 is a function of the number of days revenue outstanding across all open studies on these dates. A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows.

The Company proposes to include the following revised disclosure in future filings:

The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account.  The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trail duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at December 31, 2011 was 47 days compared to 37 days at December 31, 2010.

Contractual Obligations Table, page 33

4. Please provide us a proposed revised table to be provided in future periodic reports that includes the performance milestones payable related to your acquisitions.

RESPONSE:

The Company proposes to include a revised Contractual Obligations table in its next annual filing as follows (note: figures included in the table below are as at 31 December 2011):

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Operating lease obligations	158.7	36.9	58.1	36.8	26.9
Non-current tax liabilities	5.2	-	4.8	0.3	0.1
Share repurchase program (note 12)	10.0	10.0	-	-	-
Acquisition contingent consideration	49.5	37.6	11.9

Total (U.S.$ in millions)	$223.4	$84.5	$74.8	$37.1	$27.0

Note 4. Goodwill, page 81

5. You disclose in the table reconciling the opening goodwill balance to closing goodwill balance that the goodwill related to current period acquisitions was $83.7 million at December 31, 2011. ASC 805-30-30-1 indicates that goodwill is the excess over consideration transferred and the net of identifiable assets acquired and liabilities assumed. In the case of your acquisitions of Firecrest Clinical and Oxford Outcomes, consideration transferred would include the fair value of contingent consideration related to your performance milestones in accordance with ASC 805-30-30-7(d). It appears that you did not factor in the value of the contingent consideration in determining the amount of consideration transferred in these acquisitions. Please provide us your accounting analysis that supports the fair value of the performance milestones and the amount of consideration transferred in the Firecrest Clinical and Oxford Outcomes acquisitions.

RESPONSE:

The table in note 4 Goodwill on page 81 of the Company’s Form 20-F, reconciling the opening and closing goodwill balance for the year ended December 31, 2011, includes $83.7 million relating to goodwill arising on current period acquisitions i.e. the acquisitions of Firecrest Clinical and Oxford Outcomes.  This amount includes the Company’s estimate of the fair value of the performance milestones in accordance with ASC 805-30-30-7(d).

The Company proposes to include the following revised tables in future filings relating to the acquisitions of Firecrest Clinical and Oxford Outcomes:

The acquisition of Firecrest has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

July 14
2011
(in thousands)
Property, plant and equipment	$687
Goodwill*	48,073
Intangible asset – technology asset	11,169
Intangible asset – customer relationships	5,243
Intangible asset – order backlog	1.172
Intangible asset - trade name	1,357
Cash and cash equivalents	1,965
Other current assets	3,713
Deferred tax liability	(2,367)
Other liabilities	(2,521)
Net assets acquired	$68,491

Cash consideration	$24,463
Contingent consideration	44,028
Purchase price	$68,491
* Goodwill represents the cost of an established workforce with experience in the development of site performance and study management systems and process related efficiencies expected to be generated from the use of the Firecrest site performance management system and is not tax deductable.

The acquisition of Oxford Outcomes has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

January 14
2011
(in thousands)
Property, plant and equipment	$490
Goodwill*	35,583
Intangible asset – customer relationships	6,648
Intangible asset – order backlog	618
Cash and cash equivalents	6,335
Other current assets	6,792
Deferred tax liability	(2,003)
Other liabilities	(2,128)
Net assets acquired	$52,335

Cash consideration	$27,585
Working capital adjustment	6,383
Put and call option	5,893
Contingent consideration	12,474
Purchase price	$52,335
* Goodwill represents the cost of an established workforce with experience in specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation and is not tax deductible.

Fair Value of Contingent Consideration

In estimating the purchase price of the Firecrest Clinical and Oxford Outcomes acquisitions the Company considered the estimated fair value of the contingent consideration at date of acquisition as follows:

Firecrest Clinical

The Firecrest Clinical contingent consideration is payable based upon the achievement of a number of performance milestones over the period from January 2011 to June 2013. These performance milestones are based upon EBITDA targets of the acquired business. Additional consideration of up to €33.0 million ($46.8 million) may become payable if these performance milestones are achieved.

In estimating the fair value of the contingent consideration at date of acquisition, the Company considered the likelihood of the achievement of the EBITDA targets having regard to the future projections of the acquired business.  On the basis of this review, the Company estimated that additional consideration of up to €32.7 million ($42.4 million) may become payable, this being approximately 99.2% of the total potential additional consideration payable. The Company recorded a liability of €31.3 million ($40.6 million) at the date of acquisition, this being the net present value of the Company’s estimate of the additional consideration payable.

EBITA targets for the periods January to June 2011 and January to December 2011 have both been achieved in line with the Company’s estimate.  In March 2012 the Company paid €3 million ($4.0 million) to the former shareholders in respect of the EBITDA target for January to June 2011 and in July 2012 the Company paid a further €10 million ($12.5 million) in respect of the EBITDA target for January to December 2011.   Both amounts were in line with the Company’s estimates and the fair value of the contingent consideration recorded.  The Company continues to review the performance of the acquired business against its estimate of the additional amounts payable at each reporting date.

Oxford Outcomes

The Oxford Outcomes contingent consideration is payable based upon the achievement of certain performance milestones. These performance milestones are based upon revenue targets for the years ended March 31, 2011 and March 31, 2012.  Additional consideration of up to £8.0 million ($12.4 million) may become payable if these performance milestones are achieved.

In estimating the fair value of the contingent consideration at date of acquisition, the Company considered the likelihood of the achievement of the above targets having regard to the future projections of the acquired business.  On the basis of this review, the Company estimated that both revenue targets would be achieved and accordingly recorded a liability at date of acquisition of £8 million ($12.4 million).  No discount was applied to the fair value of the contingent consideration due to the short term nature of the obligation.

The revenue target for the year ended March 31, 2011 was achieved with £4 million ($6.3 million) becoming payable. In July 2011 the Company paid £3.3 million ($5.1 million) to the former shareholders, with a further £0.7 million ($1.1 million) paid in October 2011 on the exercise of the put and call option (in accordance with the terms and conditions of this agreement).  The revenue target for the year ended March 31, 2012 has also been achieved, with the remaining £4 million ($6.3 million) now payable.

6. Please tell us how you determined the fair value of and why you did not account for the put and call options as part of the Oxford Outcomes acquisition on the acquisition date. Please provide us your analysis that supports your accounting for these options.

RESPONSE:

As noted in response 5, the Company will present additional information in future filings to assist in reconciling the fair value of total consideration transferred between cash and contingent consideration.  The information set out in response 5 illustrates that the fair value of the total consideration transferred included the consideration relating to the put and call options.  This can be further analyzed as follows:

Consideration relating to 81.456% of Common Stock	(in thousands)
Initial cash consideration	£17,684	$27,585
Fair value of contingent consideration	6,516	10,162

Consideration relating to Put & Call Options
Initial cash consideration	3,778	5,893
Fair value of contingent consideration	1,484	2,312

Working Capital Element
Working capital adjustment	4,092	6,383

Consideration transferred	£33,554	$52,335

Note: the numbers noted in the above table will reconcile to the text description of Note 4(b), while the overall consideration transferred agrees to the purchase price outlined in the table included in Note 4(b)

Oxford Outcomes was acquired by the Company on January 14, 2011 (“the acquisition date”).  The legal form of the transaction was such that the Company acquired 81.456% of the equity of Oxford Outcomes on the acquisition date and on the same date also entered into a put and call agreement with the selling shareholders, under which the sellers had the right to sell to the Company, and the Company the right to acquire from the sellers, the remaining 18.544% at a fixed price.  This option could be exercised by either party at various dates up to November 30, 2011.  In effect the substance of the transaction was such that the Company acquired the entire business on the acquisition date and therefore accounted for a 100 percent interest in the subsidiary on the basis of the information set out below.

The put and call option has been accounted for in accordance with the provisions included in ASC 480, Distinguishing Liabilities from Equity.  Derivative 2 states:

“The parent has a call option to buy the other 20 percent at a fixed price at a stated future date, and the noncontrolling interest holder has a put option to sell the other 20 percent to the parent under those same terms, that is, the fixed price of the call is equal to the fixed price of the put option.”

The terms in the Oxford Outcomes put and call agreement are therefore in line with this example provided in ASC 480-10-55-53, sub-paragraph b.

Paragraph 55-55 further notes:

“… if the written put option and purchased call option are embedded in the shares (noncontrolling interest) and the shares are not mandatorily redeemable, the freestanding instrument shall be accounted for as discussed in paragraph 480-10-55-59 with the parent consolidating 100 percent of the subsidiary.”

This definition required consideration as to whether the instrument was embedded in the shares (non-controlling interest), and whether the instrument was mandatorily redeemable.

Embedded or freestanding: A freestanding financial instrument is a financial instrument that is entered into separately and apart from the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.  In the case of Oxford Outcomes the put and call options were not legally detachable and could not be transferred to other third parties. For the purpose of paragraph 55-55 the instrument was therefore considered embedded, and not freestanding.

Mandatorily redeemable: A mandatorily redeemable financial instrument is a financial instrument issued in the form of shares that embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or on an event certain to occur.  In the case of Oxford Outcomes the put and call options required the occurrence of a future event (therefore they were “conditional” upon a future event happening), and as a result were not unconditional obligations.  [Unconditional obligations would be outside the control of both the issuer and the holder, for example would only require the passage of time.]

As stated in paragraph 55-55 the relevant accounting literature to consider in accounting for this put and call option is 480-10-55-59.

The guidance in paragraphs 55-59 through 55-62 requires that the relevant put and call options are viewed on a combined basis with the noncontrolling interest and accounted for as a financing of the parent's purchase of the noncontrolling interest.  Under this approach, the parent consolidates 100 percent of the subsidiary.  In accordance with the guidance this option was not required to be accounted for separately as a derivative.

Extracts of the relevant paragraphs are included below:

“Written Put Option and Purchased Call Option Embedded in Noncontrolling Interest
55-59 If the derivative instrument in Derivative 2 is freestanding of the noncontrolling interest, it should be combined with the noncontrolling interest and accounted for as a financing. That is, the combination of option contracts should be viewed on a combined basis with the noncontrolling interest and accounted for as a financing of the parent's purchase of the noncontrolling interest.

55-60 Under that approach, the parent would consolidate 100 percent of the subsidiary and would attribute the stated yield earned under the combined derivative instrument and noncontrolling interest position to interest expense (that is, the financing would be accreted to the strike price of the forward or option over the period until settlement). No gain or loss would be recognized on the sale of the noncontrolling interest by the parent to the noncontrolling interest holder at the inception of the derivative instrument.

55-61 The risks and rewards of owning the noncontrolling interest have been retained by the parent during the period of the derivative instrument, notwithstanding the legal ownership of the noncontrolling interest by the counterparty.  Combining the two transactions in this circumstance reflects the substance of the transactions; that the counterparty is financing the noncontrolling interest. Upon such combination, the resulting instrument is not a derivative instrument subject to Subtopic 815-10.

55-62 This accounting applies even if the exercise prices of the put and call options are not equal, as long as those exercise prices are not significantly different.”

The fair value of the options was determined by reference to the amount stated in the contract, as the option was a financing liability. (Further details as to how the fair value of the contingent consideration relating to the put and call options was determined is set out in response 5).

17. Business Segment Information, page 105

7. Please provide us proposed disclosure to be included in future periodic reports showing the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. Refer to ASC 280-10-50-40.

RESPONSE:

The Company provides outsourced development services to its customers in the pharmaceutical and biotechnology industries to support their development of new clinical therapies.  A clinical trial represents a series of related and interdependent tasks to be performed over the life of the trial.  Such tasks may include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services. Essentially however these represent a single service, that of outsourced development, as each are integral in the development of new clinical therapies and combined provide the clinical data to determine if a drug or clinical therapy is fit for purpose and safe. The Company believes therefore that it has complied with the requirements of ASC 280-10-50-40 and does not propose making any additional disclosure.

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (011)- 353-1-291-2000 or Brian Kelleher of Cahill Gordon at (212) 701-3447.

Sincerely, ICON plc By: /s/ Brendan Brennan Brendan Brennan Chief Financial Officer

Cc:           William M. Hartnett
 Brian Kelleher